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Exhibit (a)(1)(b)

FROM:	Stephen T. Lanza
SUBJECT:	Stock Option Exchange Program
DATE:	February 14, 2003

NeoMagic Employees—

        Today, I am happy to announce that we are offering you the opportunity to participate in an employee Stock Option Exchange Program. Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees are "underwater", which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, the Board of Directors has approved a Stock Option Exchange Program, which is structured to help assure that employees are appropriately incentivized to continue to grow our business and meet our objectives.

        The Stock Option Exchange Program will allow you to exchange certain underwater stock options for new stock options. These new stock options will be granted on the first business day that is six months and one day after the exchanged stock options are cancelled. The price of these new options will be equal to the closing price of our common stock on the new option grant date.

        Below is a summary of some aspects of the Stock Option Exchange Program.

  Eligible Options: All outstanding options granted prior to January 1, 2000 under our 1998 Nonstatutory Stock Option Plan or our 1993 Stock Plan are eligible for exchange. If you participate in this offer, you may exchange some or all of your outstanding options issued prior to January 1, 2000. Please note that if you choose to exchange any of your eligible options, then you must exchange all options granted on or after August 14, 2002 regardless of exercise price. In addition, we are not accepting partial tenders of options; that is, you may elect to exchange one or more of your option grants, but you must elect to exchange all of the unexercised shares subject to each grant or none of the shares for that particular grant.

  Exchange Ratio: If you elect to exchange any options, each old option will be replaced with a new option at an exchange ratio of one (1) new option share for every one (1) old option share.

  Vesting: All shares under new options will vest on the one-year anniversary of the new option grant date subject to your continued employment with NeoMagic or one of its subsidiaries. We currently expect the new option grant date to be September 18, 2003.

  Exercise Price of the New Options: The exercise price of the new options will be the fair market value on the date of grant, which will generally be equal to the closing price of NeoMagic common stock on the Nasdaq National Market on the new option grant date. Since the new option grant date is in the future, we cannot predict the exercise price of the new options.

        SEC regulations require that we have an offer period that gives you at least 20 business days to decide whether to participate in the Stock Option Exchange Program. At the end of the 20 business days, we will close the offer period, and the old options that are accepted for inclusion in the Stock Option Exchange Program will be cancelled. In order not to trigger unfavorable accounting treatment, accounting regulations require us to wait a minimum of six months and one day from the cancellation date before we grant the new options. We expect the offer period to close on March 14, 2003, and the old options to be cancelled on March 17, 2003. We expect to grant new options on September 18, 2003. Please note that the dates may change if we choose to extend the offer period. You must be an employee of NeoMagic or one of our subsidiaries continuously until the date we grant the new options in order to receive new options.

        The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related Election Form and Withdrawal Form, which are available in the SEC filing which can be accessed on the SEC's web site at www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

        We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange, which you may view or download from the SEC web site identified above.

        Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

        To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to MJ Silva before the offer expires at 9:00 p.m., Pacific time, on March 14, 2003 by facsimile at (408) 654-6167 or by hand. If Ms. Silva has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer, and you will keep your current options. These forms are included in the Offer to Exchange, which is available outside Ms. Silva's office.

        Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to MJ Silva at (408) 486-3854.

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  Exhibit (a)(1)(b)